UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 6

                    Under the Securities Exchange Act of 1934

                                  m-Wise, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $.0017 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    554042101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                      c/o Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 9, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 2 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 3 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 4 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 5 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 6 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 7 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 8 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 9 of 21 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            6,968,158 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        6,968,158 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,968,158 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.8%  (exit filing)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 10 of 21 pages

This Amendment No. 6 on Schedule 13D/A (the "Amendment") amends and supplements the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by DEP Technology Holdings Ltd. ("DEP"), Elron Electronic Industries Ltd. ("Elron"), Discount Investment Corporation Ltd. ("DIC"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, "the Reporting Persons") (the "Statement") with respect to the common stock, par value $.0017 per share (the "Common Stock"), of m-Wise, Inc (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Common Stock as a result of sales by DEP from June 24, 2008 through November 12, 2009, of an aggregate of 1,831,249 shares of Common Stock in transactions on the open market. These sales resulted in each of the Reporting Persons beneficially holding less than 5% of the Common Stock of the Issuer, and accordingly this Amendment represents an exit filing by each of the Reporting Persons.

The following amends and supplements Items 2 and 5 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of November 9, 2009:

     DIC owned approximately 48.71% of the outstanding shares of Elron.

     IDB Development owned approximately 74.45% of the outstanding shares of DIC.

     IDB Holding owned all (100%) of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 57% and 13% respectively of the outstanding shares of, and control, Ganden Holdings. In addition to Shelly Bergman, One of Ganden Holdings' other shareholders, owning in the aggregate approximately 1.7% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 17.53% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, Manor owned directly approximately 0.05% of the outstanding shares of IDB Holding, and another private Israeli corporation which is controlled by her owned directly approximately 3.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 3.09% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     Most of the forgoing shareholdings in IDB Holding have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB Holding's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such shareholdings.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DEP, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Statement.


                              Page 11 of 21 pages

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     As of November 9, 2009, DEP beneficially owned an aggregate of 7,338,158 shares, or approximately 5.1%, of the Common Stock. As of November 12, 2009, DEP beneficially owned an aggregate of 6,968,158 shares, or approximately 4.8%, of the Common Stock. These amounts of shares include an aggregate of 5,263,158 shares of Common Stock which it has the right to acquire upon exercise of the warrant as described in the Statement. The percentages were calculated based on 139,322,145 shares of the Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 13, 2009. Elron beneficially owns all shares of Common Stock held by DEP as a result of DEP being a wholly owned subsidiary of Elron.

     Each of DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these shares of Common Stock. Each of these Reporting Persons disclaims beneficial ownership of all the shares of Common Stock held by DEP.

     None of the Reporting Persons purchased, and except as set forth in this Amendment, none of the Reporting Persons sold, any shares of Common Stock during the 60 days prior to November 9, 2009 and through November 12, 2009.

     Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and DEP did not own, as of November 9, 2009, and as of November 12, 2009, any shares of Common Stock (including Common Stock that may be acquired pursuant to options or rights to purchase such Common Stock from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any shares of Common Stock during the last 60 days prior to November 9, 2009 and through November 12, 2009.

From June 24, 2008 through November 12, 2009, DEP sold an aggregate of 1,831,249 shares of Common Stock in transactions in the open market for a total consideration, before broker commissions, of approximately $45,000, the details of which are set forth in Exhibit F hereto.


                              Page 12 of 21 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No.6 of the Statement is true, complete and correct.

Date: November 19, 2009   DEP TECHNOLOGY HOLDINGS LTD.
                          ELRON ELECTRONIC INDUSTRIES LTD.
                          DISCOUNT INVESTMENT CORPORATION LTD.
                          IDB DEVELOPMENT CORPORATION LTD.
                          IDB HOLDING CORPORATION LTD.
                          NOCHI DANKNER
                          SHELLY BERGMAN
                          RUTH MANOR
                          AVRAHAM LIVNAT

                          BY: DISCOUNT INVESTMENT CORPORATION LTD.

                                          (signed)
                          BY: ______________________________________

                          Raanan Cohen and Shlomo Cohen, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 1 of the Statement as Exhibits 1 through 8.


                              Page 13 of 21 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                          DEP Technology Holdings Ltd.
                            (as of November 12, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Rinat Remler                                    Director              Vice President and Chief Financial Officer of
3 Azrieli Center, The Triangular Tower 42nd                           Elron.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Co-Chief Executive    Vice President of DIC; Co-Chief Executive Officer
3 Azrieli Center, The Triangular Tower 44th     Officer               of Elron
floor, Tel-Aviv 67023, Israel

Zvi Slovin                                      Co-Chief Executive    Co-Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd     Officer
floor, Tel-Aviv 67023, Israel

                         ==============================

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                        Elron Electronic Industries Ltd.
                            (as of November 12, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mientkavich                                Chairman of the       Chairman of Elron; Deputy Chairman of Gazit Globe
3 Azrieli Center, The Triangular Tower, 42nd    Board of Directors    Ltd and Chairman of Gazit Globe Israel
floor, Tel-Aviv 67023, Israel                                         (Development) Ltd.

Ami Erel                                        Director              President & Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Avraham Asheri                                  Director              Director of companies.
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Yaacov Goldman                                  External Director     Director of companies.
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Gad Arbel                                       External Director     Director of Companies.
Hashalom 96,
Mevaseret Zion, 90805, Israel

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Rona Dankner                                    Director              Portfolio companies liaison at DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel



                              Page 14 of 21 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Arie Ovadia                                     Director              Director of companies.
10 Harav Amiel Street,
Tel Aviv, 62223, Israel

Ari Bronshtein                                  Co-Chief Executive    Vice President of DIC; Co-Chief Executive Officer
3 Azrieli Center, The Triangular Tower 44th     Officer               of Elron.
floor, Tel-Aviv 67023, Israel

Zvi Slovin                                      Co-Chief Executive    Co-Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 44th     Officer
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Vice President and    Vice President and Chief Financial Officer of
3 Azrieli Center, The Triangular Tower, 44th    Chief Financial       Elron.
floor, Tel-Aviv 67023, Israel                   Officer

(*)  Dual citizen of Israel and France.

                         ==============================

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                      Discount Investment Corporation Ltd.
                            (as of November 12, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding; Chairman of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Development, DIC and Clal Industries and
floor, Tel-Aviv 67023, Israel                                         Investments Ltd.; Businessman  and director of
                                                                      companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd. Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel


                              Page 15 of 21 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction,
Ramle 72102, Israel

Eliahu Cohen                                    Director              Director & Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development.
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street,
Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street,
Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street,                                                   Medical and Scientific Equipment Ltd.
Herzlia B 46583, Israel

Prof. Niv Ahituv                                External Director     Professor at the Faculty of Management in the Tel
33 Drezner Street,                                                    Aviv University.
Tel Aviv 69496, Israel.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Haim Gavrieli                                   Director              Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th                          Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer     Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC; Co-Chief Executive Officer
3 Azrieli Center, The Triangular Tower, 44th                          of Elron.
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Dr. Yochai Rafaelli                             Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France


                              Page 16 of 21 pages

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                            (as of November 12, 2009)

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal Industries and Investments Ltd.; Businessman
floor, Tel-Aviv 67023, Israel                                         and Director of companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      Director              Director of companies
18 Nahal Soreq Street,
Modi'in 71700, Israel


                              Page 17 of 21 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Prof. Yoram Margalioth                          Director              Senior lecturer (expert on tax laws) at the
16 Ha'efroni Street,                                                  Faculty of Law in the Tel Aviv University.
Raanana 43724, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice President        Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gonen Bieber **                                 Vice President and    Vice President and finance manager of IDB
3 Azrieli Center, The Triangular Tower, 45th    finance manager       Development; Vice President and Chief Financial
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.;
                                                                      Finance manager of IDB Holding.

Haim Gavrieli                                   Executive Vice        Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    President             Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President        Vice President Comptrolling of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptrolling          Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Amir Harosh                                     Comptroller           Comptroller of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Inbal Tzion                                     Vice President and    Vice President and Corporate Secretary of IDB
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary   Development; Corporate Secretary of IDB Holding.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

(**) Dual citizen of Israel and the Republic of Germany.

                         ==============================

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                            (as of November 12, 2009)

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal Industries and Investments Ltd.; Businessman
floor, Tel-Aviv 67023, Israel                                         and Director of companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
103 Kahanman Street,                            the Board of          of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel                         Directors


                              Page 18 of 21 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mientkavich                                Vice Chairman of      Chairman of Elron; Deputy Chairman of Gazit-Globe
14 Betzalel Street,                             the Board of          Ltd. and Chairman of Gazit-Globe Israel
Jerusalem 94591,Israel                          Directors             (Development) Ltd.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Dor                                      External Director     Head of auditing of subsidiaries of Clalit Health
7 Tarad Street,                                                       Services
Ramat Gan 52503, Israel

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
3 Biram Street,
Haifa 34986, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Haim Gavrieli                                   Chief Executive       Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President
3 Azrieli Center, The Triangular Tower, 44th                          Comptrolling of IDB Development.
floor, Tel-Aviv 67023, Israel

*    Dual citizen of Israel and France.


                              Page 19 of 21 pages

                                                                       Exhibit F

               Sales of Common Stock by DEP

-------------------- ------------------ --------------------
     TRADE DATE          QUANTITY         PRICE (IN US$)
-------------------- ------------------ --------------------
     18/07/2008             15,000            0.0450
     21/07/2008             10,000            0.0450
     22/07/2008             45,000            0.0400
     24/07/2008              5,000            0.0400
     24/07/2008              5,000            0.0400
     29/07/2008             10,000            0.0400
     03/11/2008              5,000            0.0250
     03/11/2008              1,249            0.0250
     03/11/2008              1,625            0.0250
     23/04/2009              5,000            0.0250
     23/04/2009              5,000            0.0206
     23/04/2009             28,375            0.0201
     27/04/2009             20,000            0.0220
     27/04/2009             20,000            0.0220
     27/04/2009             25,000            0.0230
     27/04/2009             25,000            0.0230
     27/04/2009             20,000            0.0230
     27/04/2009              5,000            0.0201
     27/04/2009              5,000            0.0201
     27/04/2009             45,000            0.0200
     27/04/2009             50,000            0.0200
     27/04/2009             35,000            0.0200
     30/04/2009              5,000            0.0200
     14/05/2009             20,000            0.0200
     18/05/2009             10,000            0.0225
     19/05/2009             20,000            0.0200
     19/05/2009             20,000            0.0200
     19/05/2009             10,000            0.0220
     26/05/2009             15,000            0.0200
     26/05/2009             15,000            0.0200
     28/05/2009             20,000            0.0200
     28/05/2009             10,000            0.0200
     09/06/2009             20,000            0.0200
     09/06/2009             20,000            0.0200
     09/06/2009             25,000            0.0200
     12/06/2009              5,000            0.0215
     12/06/2009              5,000            0.0215
     12/06/2009              5,000            0.0215
     12/06/2009              5,000            0.0215
     12/06/2009              5,000            0.0215
     12/06/2009              5,000            0.0180
     26/06/2009             10,000            0.0229
     26/06/2009             10,000            0.0229
     26/06/2009              5,000            0.0229
     26/06/2009              5,000            0.0229
     26/06/2009             10,000            0.0229
     26/06/2009             10,000            0.0229
     05/08/2009             10,000            0.0210
     05/08/2009             10,000            0.0210
     05/08/2009             10,000            0.0210
     05/08/2009             10,000            0.0210
     05/08/2009             10,000            0.0210


                              Page 20 of 21 pages

     05/08/2009             10,000            0.0210
     05/08/2009             10,000            0.0210
     05/08/2009              5,000            0.0210
     05/08/2009              5,000            0.0210
     05/08/2009              5,000            0.0210
     05/08/2009              5,000            0.0210
     05/08/2009              5,000            0.0210
     06/08/2009             10,000            0.0200
     06/08/2009             25,000            0.0200
     06/08/2009             50,000            0.0200
     06/08/2009              5,000            0.0200
     06/08/2009             25,000            0.0200
     06/08/2009              5,000            0.0200
     13/10/2009             20,000            0.0280
     13/10/2009             20,000            0.0280
     13/10/2009             20,000            0.0280
     13/10/2009             20,000            0.0280
     13/10/2009             20,000            0.0260
     13/10/2009             20,000            0.0260
     13/10/2009             20,000            0.0280
     13/10/2009             10,000            0.0280
     13/10/2009             10,000            0.0270
     13/10/2009             20,000            0.0260
     14/10/2009             50,000            0.0280
     14/10/2009             50,000            0.0270
     14/10/2009             50,000            0.0270
     14/10/2009             50,000            0.0270
     14/10/2009             50,000            0.0270
     14/10/2009            100,000            0.0270
     09/11/2009             10,000            0.0250
     09/11/2009              5,000            0.0250
     09/11/2009              5,000            0.0250
     09/11/2009             20,000            0.0250
     10/11/2009              5,000            0.0250
     10/11/2009              5,000            0.0250
     10/11/2009             10,000            0.0250
     10/11/2009              5,000            0.0250
     10/11/2009             15,000            0.0250
     10/11/2009             15,000            0.0250
     10/11/2009             15,000            0.0250
     10/11/2009             15,000            0.0250
     10/11/2009              5,000            0.0250
     10/11/2009              5,000            0.0250
     10/11/2009              5,000            0.0250
     10/11/2009              5,000            0.0250
     12/11/2009              5,000            0.0250
     12/11/2009             15,000            0.0250
     12/11/2009              5,000            0.0250
     12/11/2009             15,000            0.0250
     12/11/2009              5,000            0.0250
     12/11/2009             95,000            0.0250
     12/11/2009              5,000            0.0250
     12/11/2009             75,000            0.0250
     12/11/2009             20,000            0.0250
     12/11/2009              5,000            0.0250
     12/11/2009              5,000            0.0220
     12/11/2009              5,000            0.0220
     12/11/2009              5,000            0.0210
     12/11/2009              5,000            0.0210


                              Page 21 of 21 pages